October 12, 2010

Via Edgar and Fax (703) 813-6967

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attn:	Susan Block, Esquire
Chanda DeLong, Esquire

RE:	Monro Muffler Brake, Inc.
Form 10-K for the fiscal year-ended March 27, 2010, filed on June 10, 2010
Definitive Proxy Statement on Schedule 14A, filed on July 9, 2010
File No. 000-19357

Dear Ms. Block and Ms. DeLong:

On behalf of Monro Muffler Brake, Inc., a New York corporation, please find below the Company’s response to your comment letter to Robert G. Gross of Monro Muffler Brake, Inc., dated September 28, 2010. In this letter, references to “we,” “ours,” “us” and the “Company” refer to Monro Muffler Brake, Inc. The numbered paragraphs below set forth the staff’s comments together with our response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-K.

Form 10-K for the fiscal year-ended March 27, 2010

Item 1A.	Risk Factors, page 10

1. We note your statement that you have included “some” of the most important factors that could cause the Company’s results to differ materially from those projected. In future filings, please revise this section to include all material risks facing the company.

Response: The Company has considered the staff’s comments, along with Item 503(c) of Regulation S-K. Each year, the Company assesses all risks facing its business operations which may impair results, in order to identify and disclose those risks deemed significant and material. By reference to “some of the important factors”, we did not intend to imply that the risk factors disclosed in Item 1A were a partial list of material or significant risks to the Company. In light of the staff comment, however, in future filings the Company will remove the words “some of” from the Company’s preliminary statement in Item 1A.

2. Please revise the second half of your signature page so that Mr. Robert Gross signs in his individual capacity as chief executive officer. Refer to the instructions to Form 10-K.

Response: The Company has considered the staff’s comments, along with the General Instructions D(2)(a) of Form 10-K. We agree and in future filings we will revise the second half of the signature page such that Robert Gross will sign in his individual capacity as Chief Executive Officer of the Company.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, Page 12

3. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis of your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response: During the preparation of the 2010 Definitive Proxy Statement on Schedule 14A (the “2010 Proxy Statement”), management of the Company, along with the Compensation Committee of the Board of Directors, considered whether any of the Company’s compensation policies and practices has the potential to create risks that are reasonably likely to have a material adverse effect on the Company. The Company considered the risk profile of the Company’s business and the design and structure of its compensation policies and practices. The Company concluded that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company based on the following:

•	The Company is not engaged in activities that have the potential for creating extraordinary gains or losses.

•	The Company’s base salary, retirement benefits under the 401(k) plan, executive perquisites and generally available benefit programs create little, if any, risk to the Company.

•

Virtually all of the Company’s management employees are paid either a base wage or a base wage plus a bonus that is payable under the Company’s Executive Bonus Plan and, in the case of the Chief Executive Officer, pursuant to a separate, shareholder approved, Management Incentive Compensation Plan. (The only exceptions are employees who are involved in managing or directly supervising store-level operations. However, the compensation that can be earned by these employees is not significant either individually or in the aggregate.)

•

The Company does not believe that the structure of its bonus plans, as described on pages 14 and 15 of the 2010 Proxy Statement, encourages employees to take risks that are reasonably likely to have a material adverse effect on the Company. In particular, we note that the plans provide for the award of bonuses based upon the achievement of stated corporate-level financial objectives, which is in alignment with the overall Company objectives.

•

The Company also awards stock options to certain employees pursuant to the Company’s 2007 Stock Incentive Plan, as described on pages 15 and 16 of the 2010 Proxy Statement. The Company does not believe that either the award or structure of these grants encourages employees to take risks that are reasonably likely to have a material adverse effect on the registrant. In particular, we note that awards to employees vest over four years, thereby not rewarding short-term risk taking, and remain in alignment with an overall company objective of providing value to these employees only when value is also created for the Company’s shareholders.

•	The Company believes that its mix of fixed compensation and “at risk” compensation, including annual incentive bonuses and stock awards, does not encourage inappropriate risk-taking by employees.

These factors were discussed with the Compensation Committee of the Board of Directors during the preparation of the 2010 Proxy Statement, and it was concluded that the risks arising from the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

The SEC adopting release (33-9089) at page 17 states: “We believe an approach consistent with our prior practice is appropriate and the final rule does not require a company to make an affirmative statement that it has determined that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the company.” As a result, the Company did not include any disclosure in response to Item 402(s) of Regulation S-K.

Compensation Philosophy and Objectives, Page 12

4. We note that you target executive base salaries to those paid to executives holding similar positions at other automotive service companies of comparable size, and as such, it appears that you use benchmarking to determine the level of compensation paid to your executives. In future filings, please disclose the companies against which you benchmark and provide additional information regarding how you target the salaries of your named executive officers to those at comparable companies. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response: The Company has considered the staff’s comments and will address in future filings.

5. In future filings, please also disclose the “competitive market data” that you consider when determining whether to increase executives’ base salaries or advise1.

Response: The Company has considered the staff’s comments and will address in future filings.

Annual Incentive Bonus, Page 14

6. We note that you determine the amount of each executive’s bonus based on the achievement of stated financial goals, which appear to be pre-tax earnings targets for Fiscal Year 2010. In future filings, please include qualitative and quantitative disclosure regarding the determination of targets and the targets actually reached. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

Response: In future filings, the Company will include qualitative and quantitative disclosure regarding the determination of targets and the targets actually reached.

[1]	It appears that some words may have been left out of this comment.

Grants of Plan-Based Awards, Page 20

7. We note that your named executive officers were awarded payouts pursuant to your annual incentive bonus plan. In future filings, please revise to disclose how you determined the amount payable to each executive, including any formula used, if applicable.

Response: The Company has considered the staff’s comments and will address in future filings.

We appreciate the Staff’s comments and understand that the purpose of the Staff’s review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filing. We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing. In addition, we acknowledge that the Staff’s comments or changes to our disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. Moreover, we acknowledge that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 585-784-3335 should you have any questions or require additional information.

Very truly yours,

/s/ Catherine D’Amico
Catherine D’Amico
Executive Vice President- Finance,
Treasurer and Chief Financial Officer

cc:	Robert G. Gross, Chairman and Chief Executive Officer
Maureen E. Mulholland, General Counsel
Marc Weingarten, Esquire, Schulte Roth & Zabel LLP